Exhibit 99.1

WESTERN WIND ANNOUNCES MAILING OF COMPULSORY ACQUISITION NOTICE

TSX.V Symbol: "WND"
OTCQX Symbol: "WNDEF"
Issued and Outstanding: 73,272,748

Vancouver, BC March 20, 2013 - Western Wind Energy Corp. -- (the "Company" or "Western Wind") (TSX Venture Exchange -- "WND") (OTCQX -- "WNDEF") today announced that, following the take-up and payment by WWE Equity Holdings Inc. (the “Offeror”) of 56,617,406 common shares of Western Wind, representing approximately 91.48% of the outstanding common shares (“Common Shares”) of Western Wind (calculated on a fully-diluted basis) validly deposited to the offer made by Brookfield Renewable Energy Partners L.P., through the Offeror, to acquire all of the issued and outstanding Common Shares of Western Wind, the Offeror has mailed a notice of compulsory acquisition to all remaining holders of Common Shares in accordance with the compulsory acquisition provisions in Section 300 of the Business Corporations Act (British Columbia).

Pending the completion of the compulsory acquisition, Western Wind has applied to securities regulators to request an exemption from certain continuous disclosure requirements, including the requirement to prepare, file and deliver to the remaining holders of Common Shares annual financial statements for the annual period ended December 31, 2012, interim financial statements for the interim period ended March 31, 2013 and related materials.

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ABOUT WESTERN WIND ENERGY CORP.

Western Wind is a vertically integrated renewable energy production company that owns and operates wind and solar generation facilities with 165 net MW of rated capacity in production, in the States of California and Arizona. Western Wind further owns substantial development assets for both solar and wind energy in the U.S. The Company is headquartered in Vancouver, BC and has branch offices in Scottsdale, Arizona and Tehachapi, California. Western Wind trades on the TSX Venture Exchange under the symbol "WND", and in the United States on the OTCQX under the symbol "WNDEF".

The Company owns and operates three wind energy generation facilities in California, and one fully integrated combined wind and solar energy generation facility in Arizona. The three operating wind generation facilities in California are comprised of the 120MW Windstar, the 4.5MW Windridge facilities in Tehachapi, and the 30MW Mesa wind generation facility near Palm Springs. The facility in Arizona is the Company's 10.5MW Kingman integrated solar and wind facility. The Company is further developing wind and solar energy projects in California, Arizona, and Puerto Rico.

Jeff Rosenthal
Chief Executive Officer
jeff.rosenthal@brookfieldrenewable.com
Tel: 604.685.9463

Western Wind Investor Relations Contact:
Vanessa Pilotte
Investor Relations
E-mail: vpilotte@westernwindenergy.com
Tel: 877-470-3601

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.